Exhibit 99.2

LIQUID MEDIA GROUP LTD.

Management’s Discussion and Analysis

For the three and nine months ended August 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Liquid Media Group Ltd. (“Liquid” or the “Company”), provides analysis of the Company’s financial results for the three and nine months ended August 31, 2022. The following information should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and accompanying notes for the three and nine months ended August 31, 2022 (“Interim Financial Statements”) and the audited consolidated financial statements and accompanying notes for the year ended November 30, 2021 (“Annual Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Board of Directors of the Company have approved the information and disclosures contained in this MD&A. This MD&A is dated as at October 17, 2022. All figures are in United States dollars unless otherwise noted. Additional information relating to the Company is available on SEDAR at www.sedar.com.

As at November 30, 2021, the Company changed its accounting policy to present its results in United States dollars instead of Canadian dollars as done previously. This accounting change has been applied retrospectively in preparing the Annual Financial Statements; as such, all comparative figures have been restated to reflect this change.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things: business objectives, goals and strategic plans; operating strategies; expected future revenues, earnings and margins; anticipated operating, selling and general and administrative costs; and anticipated capital expenditures.

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

COMPANY BACKGROUND AND DESCRIPTION OF THE BUSINESS

The Company is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), Liquid Media Production Funding Ltd. (“Liquid Production Funding”), Liquid Media Group (US) Inc. (“Liquid US”) and, indirectly, IndieFlix Group, Inc. (“IndieFlix”), iGems TV, Inc. (“iGEMS”), and Digital Cinema United Holdings Ltd. (“DCU”). Liquid is a business solutions company empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property globally. Liquid’s four stage end-to-end solution will enable professional video creators to take their content from inception through the entire process to monetization. Liquid’s platform is expected to leverage sophisticated artificial intelligence (AI) and big data analytics technology, informed process structuring, financial risk reduction and funding, production best practices, together with monetization expertise to ensure recoupment and profitability of IP across diverse distribution. This will be accomplished through existing assets, recently completed acquisitions of IndieFlix, iGEMS, and DCU, future acquisitions, and strategic partnerships including distribution agreements with InsightTV and dotstudioPRO, which bring total audience reach to nearly a billion households worldwide.

As at August 31, 2022, the Company owned the following subsidiaries:

	Incorporation	Functional Currency	Percentage owned
			2022	2021
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	USD	100%	100%
Liquid Media Production Funding Ltd. (“Liquid Production Funding”)	Canada	USD	100%	100%
Liquid Media (US) Holding Co., Inc. (“Liquid US”)	USA	USD	100%	100%
Liquid Media Merger Sub 2, Inc. (“Liquid Merger Sub 2”)	USA	USD	100%	100%
iGEMS TV, Inc., (“iGEMS”)	USA	USD	100%	0%
IndieFlix Group, Inc. (“IndieFlix”)	USA	USD	100%	100%
Companies controlled by IndieFlix:
RACE, LLC	USA	USD	100%	100%
Money, LLC	USA	USD	100%	100%
Digital Cinema UTD. Holding Limited (“DCU Malta”) (together with subsidiaries “DCU”)	Malta	Euro	100%	-
Companies owned by DCU Malta
Digital Cinema UTD. CEE s.r.o. (“DCU CEE”)	Czech Republic	Czech Koruna (“CZK”)	100%	-
Digital Cinema UTD. UK Limited (“DCU UK”)	United Kingdom	British Pound	100%	-
Digital Cinema UTD. Americas Inc. (“DCU Americas”)	USA	USD	100%	-
Digital Cinema United SA (PTY) (“DCU SA”)	South Africa	South African Rand (“ZAR”)	100%	-

Current Year Summary

On January 21, 2022 the Company announced the presentation of IndieFlix’s original documentary ANGST streaming on blockchain technology in partnership with Eluvio. Additionally, the Company announced the creation of the ANGST NFT Collection.

On January 26, 2022, the Company announced the engagement of North Equities Corp. to facilitate increased social media growth and investor engagement on behalf of the Company.

On March 17, 2022, the U.S. Small Business Administration (“SBA”) provided an additional six month deferment for IndieFlix’s SBA Loan where the first payment has been deferred to 30 months from the date of the first advance from 24 months.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

On March 14, 2022, the Company announced the presentation of IndieFlix’s original documentary RACE to be Human streaming on Eluvio’s blockchain technology in partnership with Eluvio. Additionally, the Company announced the creation of the RACE to be Human NFT Collection.

On May 16, 2022, the Company announced its expansion content distribution partnership with Insight TV which reaches 400+million households in 53 countries. Insight TV is the leading 4K-UHD millennial focused global channel and content producer with linear channel distribution via major pay and CTV platforms and subscription video-on-demand reach via services and apps including iOS and tvOS, Roku (UK, us and CA), Andriod and android TV and Amazon Fire TV (US and UK).

On June 3, 2022, the Company announced it accepted the resignation of Ron Tomson from his director and officer roles with Liquid and its subsidiaries.

On June 23, 2022, the Company announced its partnership with Vuulr a global B2B digital content marketplace for the acquisition and distribution of film and TV rights. The landmark agreement with Vuulr is the first to leverage the Company’s full-service offering, which integrates Liquid’s portfolio companies and partners through their network of services.

On July 6, 2022 the Company announced Joshua Jackson, Liquid’s founder and Chairman of the Board since the Company’s inception, to be the interim Chief Executive Officer. On the same day, the Company announced the appointment of Tom Casey to the Board of Directors.

On July 7, 2022, the Company announced it has retained Core IR, a leading investor relations, public relations and strategic advisory firm, to assist the Company with investor relations and shareholder communications services.

On July 22, 2022, the Company announced its appointment of Sheri Rempel, interim Chief Financial Officer, replacing Andy Wilson effective immediately.

On September 22, 2022, the Company announced that DCU entered into a Multi-Year Service Agreement with Screenvision Media whereby DCU will manage the distribution of advertising content at select Screenvision Media exhibitor partner theaters. Additionally, DCU will install its cloud-based electronic delivery platform, DCU Connect, across 650 theaters in the Unites States and manage content delivery for Screenvision Media’s advertising content.

Completed Acquisitions

Refer to Note 3 of the Interim Financial Statements for additional details of these acquisitions.

a)	On December 14, 2021, the Company acquired 100% of the issued and outstanding shares of iGEMS in accordance with an Agreement and Plan of Merger (“iGEMS Agreement”). As consideration, the Company will issue up to 850,000 common shares of the Company to the former shareholders of iGEMS upon iGEMS achieving total cumulative revenue of $9,413,550 before the sixth anniversary of the closing date as follows (“iGEMS Transaction”):
•	212,500 common shares on closing of the agreement (issued subsequently);
•	212,500 common shares upon iGEMS achieving revenue of $473,577 (“iGEMS First Milepost”);
•	212,500 common shares upon iGEMS achieving revenue of $2,401,384 (“iGEMS Second Milepost”);
•	212,500, or such lesser number based on a pro rata amount of iGEMS revenue recognized relative to the iGEMS Third Milepost, common shares upon iGEMS achieving revenue of $9,413,550 (“iGEMS Third Milepost”).

On December 14, 2021, the Company closed the agreement and issued 212,500 common shares accordingly.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

b)	On March 7, 2022, the Company acquired 100% of the issued and outstanding shares of DCU (“DCU Shares”), in accordance with a Securities Exchange Agreement (“DCU SEA”), for common shares of the Company which are scheduled to be paid out to DCU shareholders across specific performance milestones in three tranches (“DCU Transaction”) as follows:
a.	On closing of the DCU SEA – 3,000,000 common shares (“Issuer Consideration Shares”) (issued subsequently) of Liquid;
b.	Issuer Additional Shares.
•	Upon DCU achieving cumulative consolidated revenues of $4,750,000 before the fifth anniversary of the closing date (“DCU First Milepost”) – greater of: (i) 750,000 common shares of Liquid and (ii) 3,750,000 divided by a per share price of the greater of $1.25 or the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the First Milepost.
•	Upon DCU achieving cumulative consolidated revenues of $10,287,000 (“DCU Second Milepost”) after the DCU First Milepost but before the fifth anniversary of the closing date; – the greater of (i) 3,750,000 divided by (a) the greater of $1.25 or (b) the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the DCU First Milepost; and (ii) 5,625,000, less (A) 3,000,000 and (B) the number of Issuer Additional Shares issued on achievement of the First Milepost .

For additional clarification, the minimum aggregate total (i) Issuer Consideration Shares and (ii) Issuer Additional Shares issuable in connection with the achievement of both the First Milepost and Second Milepost is 5,625,000.

Financings

a)	On December 14, 2021, the Company issued 212,500 common shares valued at $233,750 for the acquisition of 100% of the outstanding shares of iGEMS.

b)	On March 3, 2022, the Company issued 163,957 common shares valued at $241,017 in relation to the vesting of 163,957 restricted share units. As a result, the Company transferred $241,017 representing the fair value of the vested RSUs from reserves to share capital.

c)	On March 7, 2022, the Company issued 3,000,000 common shares valued at $1,680,000 for the acquisition of 100% of the outstanding shares of DCU.

d)	On May 18, 2022, the Company issued 114,194 common shares valued at $67,500 to a consultant for consulting services rendered during the year ended November 30, 2021 which was included in accounts payable.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates. Significant estimates and judgements made by management in the preparation of these condensed interim consolidated financial statements are outlined below.

Uncertainty of COVID-19 pandemic

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, initially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our services and solutions and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time which is beneficial to the Company’s operations. As countries continue to re-open from the pandemic, it is possible that screen time will decrease which may adversely affect the Company; however, it also leads to an increase in film and TV content being produced as film and TV producers are able to travel and continue operations leading to an increase in content available for the Company to package, finance, deliver, and monetize. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Functional currency

Management is required to assess the functional currency of each entity of the Company. In concluding on the functional currencies of the parent and its subsidiaries, management considered the currency that mainly influences the sale prices of goods and services and the cost of providing goods and services in each jurisdiction in which the Company operates. When no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company’s control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. The Company had considered its ownership position in Waterproof Studios Inc. (“Waterproof”) and determined it did not have the ability to influence the key operating activities of the entity. Accordingly, the Company accounted for its investment under fair value through profit or loss up to the disposal date of October 18, 2021.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Determination of Cash Generating Units (“CGUs”)

CGUs are the lowest level within an entity at which goodwill is monitored for internal management purposes which is not higher than an operating segment. The Company has assessed that each acquired entity is a separate CGU.

Valuation of share-based compensation and derivatives

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments, excluding contingent consideration. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of contingent consideration

The Company uses a probability scenario based approached for valuation of share-based contingent consideration relating to the IndieFlix and iGEMS acquisitions. Under the probability scenario based approach, management calculates the probability that the contingent shares will be issued under a low case, base case, and high case scenario. Changes in the probabilities can materially affect the fair value estimate and the Company’s earnings and equity reserves.

The Company uses a combination of Monte-Carlo simulation and Finnerty Put Option model (the “Consideration Valuation Model”) for valuation of share-based contingent consideration relating to the DCU acquisition. The Consideration Valuation Model requires the input of subjective assumptions including: expected share price volatility, revenue correlation, and estimated number of shares to be issued. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Valuation of intangible assets

Intangible assets are assessed for impairment indicators at each reporting date. Management first reviews qualitative factors in determining if an impairment needs to be recorded. Quantitative factors are then used to calculate the amount of impairment, if needed.

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date. The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Estimation of expected credit loss

Loans receivable are assessed for an estimated credit loss at each reporting date. The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan. As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

Valuation of right-of-use asset and lease liability

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include: determining the contract term and determining the interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

SELECTED QUARTERLY INFORMATION

The following financial data is derived from the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended August 31, 2022 and 2021. The presentational and functional currency of the financial data is in United States dollars.

	Three Months Ended August 31,		Nine Months Ended August 31,
	2022	2021	2022	2021

Sales	1,533,893	5,365	3,769,052	15,620
Cost of sales	(1,020,984)	(51,927)	(2,720,249)	(320,469)
Gross profit (loss)	512,909	(46,562)	1,048,803	(304,849)
Operating expenses	(2,095,841)	(1,007,645)	(6,417,251)	(4,259,848)
Other income (expenses)	49,596	190,672	1,740,338	455,987
Loss before income tax	(1,533,336)	(863,535)	(3,628,110)	(4,108,710)
Income tax expense (recovery)	(111,763)	-	(307,220)	-
Loss for the period	(1,421,573)	(863,535)	(3,320,890)	(4,108,710)
Foreign currency translation	5,609	-	1,369	-
Comprehensive loss	(1,415,964)	(863,535)	(3,329,136)	(4,108,710)

Basic and diluted loss per common share	(0.07)	(0.06)	(0.18)	(0.32)

Working capital (deficiency)	(2,456,005)	5,457,357	(2,456,005)	5,457,357
Total assets	14,721,329	15,017,068	14,721,329	15,017,068
Total long-term liabilities	3,766,659	28,358	3,766,659	28,358

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MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS – Three Months Ended August 31, 2022

During the quarter ended August 31, 2022, the Company’s primary focus was on execution of its strategic plan, including operating the recently acquired companies, moving the uncompleted acquisitions to completion, and entering into certain strategic relationships and distribution agreements. The first of those acquisitions (IndieFlix) was completed on September 21, 2021, the second acquisition (iGEMS) was completed on December 14, 2021, and the third acquisition (DCU) was completed on March 7, 2022. The financial results of the operations of IndieFlix, iGEMS, and DCU are included in the consolidated results of the Company from those dates of closing forward.

Sales

Sales increased by $1,528,528 to $1,533,893 for the quarter ended August 31, 2022 from $5,365 for the comparative quarter due to the acquisitions of IndieFlix, iGEMS, and DCU.

Gross Profit (Loss)

Gross profit increased by $559,471 to $512,909 for the quarter ended August 31, 2022 from a loss of $46,562 for the comparative quarter. The increase in gross profit is attributable to the Company acquiring IndieFlix and DCU which had, and continue to have, positive gross profit prior to the acquisition and the Company writing off three license agreements during 2021 that no longer needed to be amortized during the current quarter.

Included in the cost of sales for the quarter ended August 31, 2022 is $92,392 of amortization for the distribution libraries acquired on the purchase of IndieFlix.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Expenses

Operating expenses increased by $1,088,196 to $2,095,841 for the quarter ended August 31, 2022 from $1,007,645 for the comparative quarter primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Amortization	Increase of $132,309	Increased due to certain intangible assets being recognized on the acquisition of IndieFlix and DCU. The comparative quarter did not include the acquired intangible assets.
Investor relations, filing, and compliance fees	Increase of $165,124	Increased due to increased listing fees and the hiring of an additional investor relations firm in 2022 Q3.
Management and directors salaries and fees	Increase of $333,680	Increased due to the addition of members to the management team from the acquisition of IndieFlix, iGEMS, and DCU.
Marketing	Decrease of $98,884	Decreased as the Company focused on specific investor relations during the current quarter.
Other general and administrative expenses	Increase of $210,507	Increased due to the acquisition of IndieFlix in 2021 Q4, iGEMS at the beginning of 2022 Q1, and DCU at the beginning of 2022 Q2.
Professional fees	Increase of $75,378	Increased due to the acquisition of IndieFlix in 2021 Q4, iGEMS at the beginning of 2022 Q1, and DCU at the beginning of 2022 Q2. Additionally, the Company incurred additional accounting fees relating to the valuation of DCU.
Research and development	Decrease of $62,658	Decreased as Projektor was put in use during 2022 Q2 and required significantly less development costs afterwards.
Share-based compensation (“SBC”)	Decrease of $404,064	Decreased due to fewer unvested RSUs and share options outstanding that are subject to graded vesting and the reversal of SBC on unvested options that were cancelled during the current quarter.
Salaries and benefits	Increase of $655,595	Increased due to the acquisition of IndieFlix in 2021 Q4 and DCU at the beginning of 2022 Q2.

Other Income (Expenses)

In addition to the above, the Company reported the following variations for the quarter ended August 31, 2022 as compared to the quarter ended August 31, 2021:

•	a decrease in the unrealized gains on equity instruments of $182,900 relating to the revaluation of the Company’s investment in Waterproof as the investment was disposed of during 2021 Q4.

RESULTS OF OPERATIONS – Nine Months Ended August 31, 2022

During the nine months ended August 31, 2022, the Company’s primary focus was on execution of its strategic plan, including operating the recently acquired companies, moving the uncompleted acquisitions to completion, and entering into certain strategic relationships and distribution agreements. The first of those acquisitions (IndieFlix) was completed on September 21, 2021, the second acquisition (iGEMS) was completed on December 14, 2021, and the third acquisition (DCU) was completed on March 7, 2022. The financial results of the operations of IndieFlix, iGEMS, and DCU are included in the consolidated results of the Company from those dates of closing forward.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales

Sales increased by $3,753,432 to $3,769,052 for the nine months ended August 31, 2022 from $15,620 for the comparative period due to the acquisitions of IndieFlix, iGEMS, and DCU.

Gross Profit (Loss)

Gross profit increased by $1,353,652 to $1,048,803 for the nine months ended August 31, 2022 from a loss of $304,849 for the comparative period. The increase in gross profit is attributable to the Company acquiring IndieFlix and DCU which had, and continue to have, positive gross profit prior to the acquisition and the Company writing off three license agreements during 2021 that no longer needed to be amortized during the current period.

Included in the cost of sales for the nine months ended August 31, 2022 is $277,175 of amortization for the distribution libraries acquired on the purchase of IndieFlix.

Operating Expenses

Operating expenses increased by $2,157,403 to $6,417,251 for the nine months ended August 31, 2022 to $4,259,848 for the comparative period primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Amortization	Increase of $262,278	Increased due to certain intangible assets being recognized on the acquisition of IndieFlix and DCU. The comparative period did not include the acquired intangible assets.
Consulting fees	Decrease of $134,126	Decreased due to fewer consultants being engaged during the current period.
Investor relations, filing, and compliance fees	Increase of $255,335	Increased due to increased listing fees and the hiring of additional investor relations firms in 2022.
Management and directors salaries and fees	Increase of $675,625	Increased due to the addition of members to the management team from the acquisition of IndieFlix, iGEMS, and DCU.
Other general and administrative expenses	Increase of $485,380	Increased due to the acquisition of IndieFlix in 2021 Q4, iGEMS at the beginning of 2022 Q1, and DCU at the beginning of 2022 Q2.
Professional fees	Increase of $360,081	Increased due to the acquisition of IndieFlix in 2021 Q4, iGEMS at the beginning of 2022 Q1, and DCU at the beginning of 2022 Q2. Additionally, the Company incurred added legal fees relating to the proposed and completed acquisitions and accounting fees related to the valuation of Projektor.
Research and development	Decrease of $58,587	Decreased as Projektor was put in use in 2022 Q2 and required significantly less development costs afterwards.
Share-based compensation (“SBC”)	Decrease of $1,395,548	Decreased due to fewer unvested RSUs and share options outstanding that are subject to graded vesting and the reversal of SBC on unvested options that were cancelled during the current period.
Salaries and benefits	Increase of $1,727,469	Increased due to the acquisition of IndieFlix in 2021 Q4 and DCU at the beginning of 2022 Q2.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Income (Expenses)

In addition to the above, the Company reported the following variations for the nine months ended August 31, 2022 as compared to the nine months ended August 31, 2021:

•	a decrease in the write-off of licenses of $481,026 as the comparative period included the write-off of two license agreements while no licenses where written-off in the current period;
•	an increase in gain on derivative liability of $1,759,316 due to the inclusion of the iGEMS and DCU contingent liabilities on acquisition date and the revaluation of the IndieFlix, iGEMS, and DCU contingent liabilities at the end of 2022 Q2;
•	a decrease in the unrealized gains on equity instruments of $1,139,133 relating to the revaluation of the Company’s investment in Waterproof as the investment was disposed of during 2021 Q4; and
•	a decrease in the allowance for credit loss of $129,778 as the loans receivable were fully allowed for in 2021 Q4.

SUMMARY OF QUARTERLY RESULTS FOR THE LAST CONSECUTIVE EIGHT QUARTERS

The following table presents the unaudited summarized financial information for the last eight quarters:

	Q3	Q2	Q1	Q4
	F2022	F2022	F2022	F2021
	$	$	$	$
Sales	1,533,893	1,657,470	577,689	752,170
Cost of sales	(1,020,984)	(1,160,852)	(538,413)	(451,076)
Gross profit	512,909	496,618	39,276	301,094
Operating expenses	(2,095,841)	(2,508,889)	(1,812,521)	(1,870,307)
Other income (expenses)	49,596	891,158	799,584	(7,109,213)
Loss before income taxes	(1,533,336)	(1,121,113)	(973,661)	(8,678,426)
Income tax (expense) recovery	(111,763)	(92,516)	(102,941)	7,765
Loss for the period	(1,421,573)	(1,028,597)	(870,720)	(8,670,661)
Foreign currency translation adjustment	5,609	(13,855)	-	-
Comprehensive loss for the period	(1,415,964)	(1,042,452)	(870,720)	(8,670,661)
Loss per share	(0.07)	(0.05)	(0.05)	(0.55)
Weighted average shares	19,313,340	19,017,307	16,004,495	15,660,338

	Q3	Q2	Q1	Q4
	F2021	F2021	F2021	F2020
	$	$	$	$
Sales	5,365	1,373	8,882	19,277
Cost of sales	(51,927)	(131,679)	(136,863)	(130,429)
Gross profit (loss)	(46,562)	(130,306)	(127,981)	(111,152)
Operating expenses	(1,007,645)	(1,411,875)	(1,840,328)	(2,109,511)
Other income (expenses)	190,672	(184,851)	450,166	1,226,785
Loss before income taxes	(863,535)	(1,727,032)	(1,518,143)	(993,878)
Income tax (expense) recovery	-	-	-	-
Loss and comprehensive loss for the period	(863,535)	(1,727,032)	(1,518,143)	(993,878)
Loss per share	(0.06)	(0.13)	(0.14)	(0.10)
Weighted average shares	14,638,598	13,631,064	10,541,439	10,026,148

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following one-time events also occurred:

•	the quarter ended November 30, 2020 (2020 Q4) included share-based compensation of $694,010 due to the granting of RSUs, incurred additional marketing costs of $451,700 from the marketing campaign which commenced in 2020 Q2, and recorded $326,930 of research and development costs. Additionally, the Company recorded an unrealized gain of $1,359,027 on its investment in Waterproof during 2020 Q4;
•	the quarter ended February 28, 2021 (2021 Q1) included share-based compensation of $731,079 due to the granting of stock options during the quarter and the graded vesting of previously granted RSUs. Additionally, the Company recorded an unrealized gain of $456,373 on its investment in Waterproof during 2021 Q1;
•	the quarter ended May 31, 2021 (2021 Q2) included the write-off two licenses for $481,026 and recorded share-based compensation of $470,962 for previously granted stock options and RSUs subject to graded vesting. Additionally, the Company recorded an unrealized gain of $499,860 on its investment in Waterproof during 2021 Q2;
•	the quarter ended August 31, 2021 (2021 Q3) included share-based compensation of $323,065 for previously granted stock options and RSUs subject to graded vesting;
•	the quarter ended November 30, 2021 (2021 Q4) included the recording of $509,200 in professional fees which includes additional fees for the completed and proposed acquisitions of IndieFlix, iGEMS, and DCU, the impairment of intangibles of $4,214,445 for the write-down of the video game catalogue and platform coding, and a loss on the disposal of its investment in Waterproof of $3,438,560. Additionally, this quarter includes the consolidation of IndieFlix into the Company;
•	the quarter ended February 28, 2022 (2022 Q1) included the recording of $329,065 in professional fees which includes additional fees for the completed and proposed acquisitions of iGEMS and DCU and a gain of derivative liability of $756,835 from the revaluation of the IndieFlix contingent liability and the addition of the iGEMS contingent liability. Additionally, this quarter includes the consolidation of iGEMS into the Company;
•	the quarter ended May 31, 2022 (2022 Q2) included a gain of derivative liability of $842,117 from the revaluation of the IndieFlix, iGEMS, and DCU contingent liabilities and the addition of the DCU contingent liability. Additionally, this quarter includes the consolidation of DCU into the Company; and
•	the quarter ended August 31, 2022 (2022 Q3) included the reversal of $91,944 of stock-based compensation on the cancellation of unvested stock options during the quarter.

The quarterly losses are also impacted by the non-cash fluctuations in the fair value of the Company’s amortization of licensing agreements and intangible assets, gains and losses on debt settlements and derivative liabilities, and other corporate costs.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2022, the Company has current assets of $2,675,405 and current liabilities of $5,131,410, which results in a working capital deficiency of $2,456,005 (November 30, 2021 – working capital of $4,584,857).

The Company does not have adequate operating revenue to finance its existing obligations and therefore must continue to rely on external financing to generate capital to maintain its capacity to meet working capital requirements. The Company has relied on debt and equity raises to finance its operating activities since incorporation. The Company intends to continue to rely on debt and the issuance of shares to finance its operations. However, there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Flows

The table below sets forth a summary of cash flow activity and should be read in conjunction with the Company’s cash flow statements:

	Nine Months Ended August 31,
	2022	2021
	$	$
Cash flows used in operating activities	(3,771,596)	(2,390,266)
Cash flows used in investing activities	(164,993)	(572,880)
Cash flows provided by financing activities	70,759	8,070,563
Effect of foreign exchange on cash	7,840	4,399
Increase (decrease) in cash during the period	(3,857,990)	5,111,816
Cash, beginning of period	4,305,461	543,749
Cash, end of period	447,471	5,655,565

The cash flow used in operating activities for the nine months ended August 31, 2022 increased by $1,381,330 compared to the comparative period. The use of cash flows from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization and accretion, share-based compensation expense, changes in the value of derivatives, gains and losses on the settlement of debt, unrealized foreign exchange, unrealized gains on the revaluation of equity instruments, and the write off and impairments of various items, in addition to net changes in non-cash balances relating to operations.

Cash used by investing activities for the nine months ended August 31, 2022 decreased by $407,887 compared to the comparative period mostly due to the comparative period including the first tranches of advances for acquisitions.

Cash provided by financing activities for the nine months ended August 31, 2022 decreased by $7,999,804 compared to the comparative period mostly due to the comparative period including the receipt of $8,077,947 from the closing of the Company’s registered direct offering in March 2021 and the exercise of options and warrants, all net of share issuance costs.

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 Years
	$	$	$	$	$
Debt	339,636	7,161	24,552	24,552	283,371
Financial Lease Obligations	210,500	111,220	99,280	-	-
Total Contractual Obligations	550,136	118,381	123,832	24,552	283,371

OFF BALANCE SHEET ARRANGEMENTS

The Company did not have any off balance sheet arrangements as at August 31, 2022 or November 30, 2021.

COMMITMENTS

As at August 31, 2022 and the date of this report, the Company did not have any commitments not disclosed elsewhere.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINGENCIES

On December 1, 2021, a consultant commenced an action against the Company in which the Plaintiff claims that the Company is in breach of contract and owes the consultant 175,000 common shares of the Company and $500,000, or alternatively, 250,000 common shares of the Company valued at $500,000. The Plaintiff is also requesting a judgement for costs, interest, and special damages. In December 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims for which the Plaintiff filed a Reply. The litigation is at an early stage.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

In November 2020, the Company signed employment agreements with Charlie Brezer, President and a director of the Company, and Daniel Cruz, former CFO and director of the Company. The agreements require total payments of CAD$17,500 each per month. Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause. In April 2021, Mr. Cruz’s agreement was terminated and replaced with a consulting agreement with the same terms.

In January 2021, the Company signed an employment agreement with Ronald Thomson, the new CEO of the Company. The agreement requires payments of CAD$20,000 per month. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding (which was achieved). In May 2022, the Mr. Thomson resigned, at which time, the Company agreed to continue paying him his wages until April 2023.

During the nine months ended August 31, 2022, the Company entered into the following transactions with related parties:

a)	Incurred management and directors salaries and fees of $124,734 (August 31, 2021 - $126,162) and share-based compensation of $18,414 (August 31, 2021 - $208,406) to Charlie Brezer. As at August 31, 2022, Mr. Brezer owed the Company $8,501 (November 30, 2021 – $2,215) which was included in accounts payable and accrued liabilities.

b)	Incurred management and directors salaries and fees of $nil (August 31, 2021 - $97,664) and share-based compensation of $nil (August 31, 2021 - $166,537) to Daniel Cruz. As at August 31, 2022, $nil (November 30, 2021 - $133,779) was included in accounts payable and accrued liabilities as owing to Mr. Cruz.

c)	Incurred management and directors salaries and fees of $233,681 (August 31, 2021 - $191,445) and share-based compensation of $32,288 (August 31, 2021 - $491,044) to Ronald Thomson and rent of $27,087 (August 31, 2021 - $nil) to Cameron Thomson Group Ltd. a company Mr. Thomson is a director and shareholder of.

d)	Incurred management and directors salaries and fees of $26,102 (August 31, 2021 - $3,614) and share-based compensation of $18,414 (August 31, 2021 - $199,163) to Joshua Jackson, Chairman and a director of the Company. As at August 31, 2022, $34,553 (November 30, 2021 - $9,213) was included in accounts payable and accrued liabilities as owing to Mr. Jackson. Additionally, as at August 31, 2022, $38,150 (CAD$50,000) (November 30, 2021 - $nil) was included in loans payable for the principal portion of loans advanced to the Company which incurs interest at 12% per annum.

e)

Incurred directors fees of $3,512 (August 31, 2021 - $3,614) and share-based compensation of $1,878 (August 31, 2021 - $24,082) to Stephen Jackson, a director of the Company. As at August 31, 2022, $1,145 (November 30, 2021 - $1,304 owed from) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

f)	Incurred management and directors salaries and fees of $8,281 (August 31, 2021 - $3,614) and share-based compensation of $1,878 (August 31, 2021 - $21,618) to Nancy Basi, a director of the Company. As at August 31, 2022, $5,914 (November 30, 2021 - $1,470) was included in accounts payable and accrued liabilities as owing to Ms. Basi.

g)	Incurred directors fees of $762 (August 31, 2021 - $nil) to Tom Casey, a director of the Company. As at August 31, 2022, $763 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to Mr. Casey.

h)	Incurred management and directors salaries and fees of $108,783 (August 31, 2021 - $58,007) to Andy Wilson, the former CFO of the Company. As at August 31, 2022, $nil (November 30, 2021 - $51,704) was included in accounts payable and accrued liabilities as owing to Mr. Wilson.

i)	Incurred management and directors salaries and fees of $12,273 (August 31, 2021 - $nil) to ARO Consulting Inc., a company controlled by Sheri Rempel, the CFO of the Company. As at August 31, 2022, $12,768 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to ARO Consulting Inc.

j)	Incurred management and directors salaries and fees of $120,881 (August 31, 2021 - $nil) and interest expense of $10,559 (August 31, 2021 - $nil) to Scilla Andreen, a director of IndieFlix. As at August 31, 2022, $72,634 (November 30, 2021 - $82,839) was included in accounts payable and accrued liabilities as owing to Ms. Andreen. Additionally, as at August 31, 2022, $110,559 (November 30, 2021 - $nil) was included in loans payable for the principal portion and accrued interest on loans advanced to the Company which incurs interest at 12% per annum and is subject to a 10% guaranteed loan fee.

k)	Incurred management and directors salaries and fees of $122,648 (August 31, 2021 - $nil) to Jon Fitzgerald, a director of iGEMS, and content curation fees, included in cost of sales, of $76,802 (August 31, 2021 - $nil) to Cause Pictures, a company controlled by Mr. Fitzgerald. As at August 31, 2022, $561 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to Cause Pictures.

l)	Incurred management and directors salaries and fees of $116,129 (August 31, 2021 - $nil) to Barend Buitendag, a director of DCU Malta, DCU UK, and DCU SA. As at August 31, 2022, $1,286,510 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to Mr. Buitendag and various companies controlled by Mr. Buitendag.

m)	Incurred management and directors salaries and fees of $116,129 (August 31, 2021 - $nil) to Alan Christensen, the CEO of DCU Americas. . As at August 31, 2022, $75,303 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to Mr. Christensen and a company controlled by Mr. Christensen.

n)	Incurred management and directors salaries and fees of $8,710 (August 31, 2021 - $nil) to Radek Jakubík, a director of DCU CEE, the CFO of DCU, and the President of DCU Americas. As at August 31, 2022, $7,252 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to Mr. Jakubík and a company controlled by Mr. Jakubík.

o)	Incurred management and directors salaries and fees of $43,700 (August 31, 2021 - $nil) to Clive Ogden, the Executive VP of Client Services of DCU UK.

p)	Incurred management and directors salaries and fees of $498 (August 31, 2021 - $nil) to Geraldine Noel, a proxy director of DCU Malta. As at August 31, 2022, $4,871 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to Ms. Noel.

q)

Incurred management and directors salaries and fees of $26,403 (August 31, 2021 - $nil) to Dušan Šulla, the Executive VP of Operations Global of DCU CEE. As at August 31, 2022, $3,472 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to Mr. Šulla.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

r)	Incurred management and directors salaries and fees of $68,065 (August 31, 2021 - $nil) to Ronnie Ycong, the Executive VP of DCU Americas. As at August 31, 2022, $5,000 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to Mr. Ycong.

s)	Earned sales of $519,640 (August 31, 2021– $nil) from IndieFlix Foundation, a company Ms. Andreen is a director of. At August 31, 2022, $578 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to IndieFlix Foundation and $nil (November 30, 2021 - $308,631) was included in receivables as receivable from Angst, LLC.

t)	Paid royalties, included in cost of sales, of $305,954 (August 31, 2021 - $nil) to Angst, LLC, an entity managed by IndieFlix, and received royalty income of $36,034 (August 31, 2021 - $nil). At August 31, 2022, $216,385 (November 30, 2021 - $184,627) was included in accounts payable and accrued liabilities as owing to Angst, LLC and $19,335 (November 30, 2021 - $nil) was included in receivables as receivable from Angst, LLC.

u)	Paid royalties, included in cost of sales, of $41,648 (August 31, 2021 - $nil) to Bully Factor, LLC, an entity managed by IndieFlix. At August 31, 2022, Bully Factor, LLC owed the Company $5,708 (November 30, 2021 - $41,656) which is included in receivables.

v)	Paid royalties, included in cost of sales, of $79,121 (August 31, 2021 - $nil) to LIKE, LLC, an entity managed by IndieFlix, and received royalty income of $9,978 (August 31, 2021 - $nil). At August 31, 2022, $24,083 (November 30, 2021 - $nil) was included in accounts payable and accrued liabilities as owing to LIKE, LLC and $12,477 (November 30, 2021 - $49,566) was included in receivables as receivable from LIKE, LLC.

Summary of key management personnel compensation:

	Nine Months Ended August 31,
	2022	2021
	$	$
Management and directors salaries and fees	1,141,292	484,120
Share-based compensation	72,872	1,110,850
	1,214,164	1,594,970

These expenditures were measured by amounts agreed upon by the transacting parties.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company’s financial instruments consist of cash, restricted cash, receivables, accounts payable, corporate income taxes payable, and long-term debt. The fair value of receivables, accounts payable, and corporate income taxes payable approximates their carrying values. Long-term debt has been valued using a valuation methodology on initial recognition. Cash and restricted cash is measured at fair value using level 1 inputs. The derivative liability for the warrants is measured using level 2 inputs. The derivative liability for the contingent consideration was measured at fair value using level 3 inputs.

As at August 31, 2022, the fair value of the level 3 derivative liability was $2,727,729 (November 30, 2021 - $1,277,200) based on management’s estimate of probabilities on the likelihood of IndieFlix, iGEMS, and DCU achieving the projected revenue targets and the Company issuing the resulting common shares to the former noteholders of IndieFlix and shareholders of iGEMS and DCU. Management the assessed the probabilities for the IndieFlix and iGEMS contingent consideration on a low case, base case, and high case scenario with a 20%, 60%, and 20% probability, respectively, of occurring to determine a weighted average number of expected common shares to be issued. Management the assessed the probabilities for the DCU contingent consideration using the Finnerty Put model and Monte Carlo Simulation methodology to determine the discount rate and weighted average number of expected common shares to be issued, respectively. The Company’s investment in IndieFlix, iGEMS, and DCU did not have a quoted market price on an active market and the Company assessed the fair value of the investment based on IndieFlix’s, iGEMS’, and DCU’s unobservable expected earnings. As a result, the fair values were classified as level 3 of the fair value hierarchy. The process of estimating the fair value of the contingent considerations was based on inherent measurement uncertainties and was based on techniques and assumptions that emphasize both qualitative and quantitative information. As at August 31, 2022, a 10% change in the number of expected common shares to be issued or a 10% change in the Company’s share price would change comprehensive income (loss) by approximately $273,000.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada, the United States, Czech Republic, England, South Africa, and Malta. The Company is subject to foreign currency exchange rate risk on its net assets denominated in currencies other than the USD which could have an adverse effect on the profitability of the Company. As at August 31, 2022, the Company had net assets (liabilities) totaling CAD ($274,047.32), Euro (€602,021), British Pound (£206,917), CZK 1,793,287, and ZAR (2,554,635) which equates to $1,131,186. A 10% change in the exchange rate would change comprehensive income (loss) by approximately $113,000. The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in large Canadian, United States, Czech Republic, United Kingdom, and South African financial institutions. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s sales tax receivable is due from various government agencies; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at August 31, 2022 is the carrying value of the receivables and loans receivable. The Company has allowed for an expected credit loss of $356,070 on the loans receivable as at August 31, 2022. As at November 30, 2021, the Company had fully allowed for the loans receivable.

17

MANAGEMENT'S DISCUSSION AND ANALYSIS

c)	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)	Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at August 31, 2022, the Company had a cash balance of $447,471 to settle current financial liabilities of $5,131,410. The Company is exposed to liquidity risk.

OTHER RISKS AND UNCERTAINTIES

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Global Pandemics

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, initially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our services and solutions and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time which is beneficial to the Company’s operations. As countries continue to re-open from the pandemic, it is possible that screen time will decrease which may adversely affect the Company; however, it also leads to an increase in film and TV content being produced as film and TV producers are able to travel and continue operations leading to an increase in content available for the Company to package, finance, deliver and monetize. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

Limited Operating History

The Company’s limited operating history and evolving business make the prediction of future results of operations difficult and, therefore, past results should not be taken as indicative of our future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses and challenges that we will face to create a business solution empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property globally. Previously, the Company had significant focus on the gaming industry and on developing and expanding its services, solutions and operations in that sector. The Company wrote off its investment in the gaming industry during fiscal year ended November 30, 2021. If we fail to address the risks and challenges that we face, our business, financial condition and results of operations could be adversely affected.

18

MANAGEMENT'S DISCUSSION AND ANALYSIS

History of Operating Losses and Negative Cash Flows

Liquid has a history of operating losses and negative cash flows and may continue to incur operating losses and negative cash flows in the future. These operating losses have been generated as the Company attempts to implement its business plan, including expanding its existing products and services and solutions, acquiring synergistic businesses and additional technology, marketing to clients and customers and otherwise growing its business. The Company anticipates that its operating expenses will increase substantially in the foreseeable future as it completes acquisitions in furtherance of its business objectives to enable professional video creators to take their content from inception through the entire process to monetization.

Financing Risks

Liquid has limited capital and may require funds in excess of its existing cash resources to fund operating deficits, develop new services and solutions, establish and expand its marketing capabilities, and finance general and administrative activities. The Company does not currently generate sufficient cash from its businesses to fund its operations. Liquid does not have any bank credit facility or other working capital credit line under which it may borrow funds for working capital or other general corporate purposes. On August 25, 2021 the Company announced the launch of an At-The-Market equity financing program being conducted through Vitru Americas, LLC, but cannot guarantee that it will be successful in raising 100% of the funds it may need in that manner. If the Company does not have, or is not able to obtain, sufficient funds, it may have to delay strategic opportunities, investments, or projects. If Liquid is unable to raise adequate funds, it may have to liquidate some or all of its assets, or delay, reduce the scope of, or eliminate some or all of its work. Any of these actions could have a material adverse effect on Liquid’s business, results of operations or financial condition.

Failure to successfully implement business plan.

Liquid’s business plan is to create a business solution empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property globally. While the Company believes that the market of independent content creators is large enough to implement its business plan, there is no guarantee that there will be a sufficient market to utilize Liquid’s services or that its services will be profitable. The Company’s ability to serve independent content creators will rely, in large part, its ability to identity and acquire companies which will be successful in implementing its business plan.

Finding and distributing film and TV content and is subject to intense competition.

Liquid’s ability to operate successfully depends upon its ability to identify independent film and TV content creators in order to package, finance, deliver their production content. Poor performance of, disruption in the creation of these production video content, or an inability to identity a sufficient number of independent IP creators to produce video content could hurt The Company’s business and results of its operations.

Dependency of potential growth of business upon ability to consummate strategic acquisitions, including ability to identify suitable candidates/Risk that acquisitions could result in operating and other difficulties relating to integration of new businesses into existing business, dilution to shareholders, and other harmful consequences

Liquid has engaged in strategic transactions, including with respect to acquisitions of technology, content, distribution and other assets relating to its business objectives, and as part of its growth strategy. In addition, the Company intends to continue to pursue strategic acquisitions of businesses, intellectual property and other assets that are complementary to its existing business and may expand its employee base, content portfolio or the breadth of its service and solutions offerings. Liquid’s ability to grow through future acquisitions will depend on the availability of, and its ability to identify, suitable acquisition and investment opportunities at an acceptable cost, its ability to compete effectively to attract those opportunities, the availability of financing to complete acquisitions, and to quickly and efficiently integrate those acquisition into its business. The benefits of an acquisition or investment may also take considerable time to develop, and the Company cannot be certain that any particular acquisition or investment will produce the intended benefits in a timely manner or to the extent anticipated or at all. Integration of a new company’s operations, assets and personnel into Liquid’s will require significant attention from the Company’s management, and the diversion of its management’s attention away from its business and any difficulties encountered in the integration process could harm their ability to manage its business. Future acquisitions will also expose the Company to potential risks, including risks associated with any acquired liabilities, the integration of new operations, technologies and personnel, unforeseen or hidden liabilities and unanticipated, information security vulnerabilities, the diversion of resources from its existing business, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of the acquisitions, potential adverse tax and accounting effects, challenges relating to entering markets in which the Company may have limited or no prior experience and in which competitors may have a stronger market position, and potential loss of, or harm to, its relationships with employees, customers, consumers and suppliers as a result of integration of new businesses.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Competition

Liquid operates in a highly competitive industry, characterized by pressure to innovate, seek new products properties to develop and distribute. The Company competes against others in obtaining content for its business. Competitors range from large established production companies to emerging start-ups, and the Company expects new competitors to continue to emerge throughout the world. Some competitors have longer operating histories, better distribution channels, large customer bases, stronger brand recognition, exclusive rights to certain content and much greater financial, marketing and other resources, which may enable them to obtain more favorable terms from third parties, adopt more aggressive pricing and devote more resources to the development of their businesses. If Liquid is unable to successfully or profitably compete with current and new competitors, its business will be adversely affected, and it may not be able to gain market share, earn revenue or become profitable.

Dependant on Certain Key Personnel

Liquid’s executive officers are responsible for its management functions and are responsible for strategic identification and development, financing and other critical functions. The Company’s future success depends significantly on their continued service and performance and the expansion of Liquid’s management team. The departure, death, disability or other extended loss of services of any member of the management team, particularly with little or no notice, could cause delays on projects, frustrate growth prospects and could have an adverse impact on client and industry relationships, the Company’s project exploration and development programs, other aspects of its business and financial condition, results of operations, cash flow and prospects.

The Company’s success, growth prospects, and ability to capitalize on market opportunities also depend to a significant extent on its ability to identify, hire, motivate and retain qualified managerial personnel, including additional senior members of management, and creative and technical personnel in a competitive job market. Liquid expects competition for personnel with the specialized creative and technical skills needed to create and operate its products and provide its services and solutions will continue to intensify in the future. The Company’s competitors may be able to offer a work environment with higher compensation or more opportunities to work with cutting-edge technology than we can. Any new personnel the Company hires may not be or become as productive as it expects, and it may face challenges in adequately or appropriately integrating them into its workforce and culture. If Liquid is unable to retain key personnel or appropriately match skill sets with its needs, it would be required to expend significant time and financial resources to identify and hire new qualified personnel and to transfer significant internal historical knowledge, which might significantly delay or prevent the Company’s growth and the achievement of its business objectives.

Limited Public Company Experience of Management

Members of Liquid’s management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies, including regulatory oversight and public reporting obligations under the federal securities laws. These obligations will require significant attention from management and could divert their attention away from the day-to-day management of Company business. In the event that members of the management team are not successful or efficient as managers of a public company, this could have a material adverse effect on Liquid’s business, financial condition, results of operations, cash flow and prospects. See also “Dependent on Certain Key Personnel” above.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Legal Proceedings

From time to time, Liquid may be involved in claims, suits, government investigations, audits and proceedings arising from the ordinary course of its business. Such claims, suits, government investigations, audits and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on the Company because of legal costs, diversion of management resources and other factors.

Management of Potential Growth

For Liquid to succeed, its business needs to experience significant expansion, including by adding to its senior management team. See “Dependent on Certain Key Personnel” above. The Company may not achieve this expansion. This expansion, if accomplished, may place a significant strain on management, operational and financial resources. To manage any material growth, The Company will be required to implement additional operational and financial systems, procedures and controls. It will also be required to expand its finance, administrative and operations staff. Liquid’s current and planned personnel, systems, procedures, controls and infrastructure may not be adequate to support its future operations at any increased level. Any failure to manage growth effectively could give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity, any of which may adversely affect the Company’s ability to compete effectively and otherwise have a material adverse effect on its business, financial condition, results of operations, cash flow and prospects.

Dependence on Trademarks and Copyrights

Liquid holds a number of trademarks and copyrights relating to certain significant properties, services and solutions, and, as part of its growth strategy, expects to continue to pursue the registration of and acquire intellectual property rights, including trademarks and copyrights, for properties, services and solutions it develops and to license intellectual property from third parties for use in its business. The Company relies on trademark laws and contractual provisions to protect these trademarks and copyrights and regard such protection as critical to its success. The contractual arrangements and other steps Liquid has taken to protect its intellectual property are expensive and time-consuming and may not result in intellectual property registrations or may not prevent the misappropriation of the Company’s proprietary information or deter independent development of similar technologies by others. Existing trade secret, copyright and trademark laws offer only limited protection and do not account for common law claims. Furthermore, the monitoring and enforcement against the unauthorized use of the Company’s intellectual property rights, including those rights licensed to it by third parties, could entail significant expenses and could prove difficult or impossible. For example, if litigation is necessary to enforce our intellectual property rights, protect the Company’s trade secrets or determine the validity and scope of proprietary rights claimed by others, any litigation of that nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources. If Liquid fails to maintain, protect and enhance its intellectual property rights, its business, financial condition, results of operations, cash flow and prospects may be harmed.

In addition, the laws of countries in which Liquid may choose to market its products properties, services and solutions may afford little or no effective protection of the Company’s owned or licensed intellectual property. If Liquid loses some or all of its intellectual property rights, or if any intellectual property rights that it may develop or acquire in the future prove to be deficient, its business may be materially adversely affected.

Intellectual Property Claims

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although Liquid makes efforts to ensure its properties, services and solutions do not violate the intellectual property rights of others, it is possible that third parties may still allege infringement. These claims and any litigation resulting from these claims may be time consuming and costly to defend, divert management attention, and result in damage awards payable by the Company. They could also prevent Liquid from selling the affected property, service or solution; or require it to redesign the affected property, service or solution to avoid infringement or obtain a license for future sales of the affected property, service or solution or prevent it from utilizing important technologies, ideas or formats.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Governmental regulation and other legal obligations related to privacy and data security, and third parties’ or Liquid’s actual or perceived failure to comply with such obligations.

Third parties with which Liquid does business receive, store and process personal information and other data of consumers of its content. As the Company implements its growth strategy, it may receive, store and process such personal information and consumer data in connection with the provision of its services and solutions. There are numerous federal, state and local laws around the world regarding privacy and data protection and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, including but not limited to Regulation (EU) 2016/679 (also known as the General Data Protection Regulation or GDPR) and the California Consumer Privacy Act of 2018 (also known as the CCPA). The scope of privacy and data protection laws is constantly evolving, the laws are subject to differing interpretations, and there may be inconsistencies between jurisdictions or conflicts with other rules or codes of conduct to which we are subject or agree to comply. Although Liquid strives to comply with applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, and notwithstanding the views of third parties with which it does business that they comply with such laws, policies, legal obligations and industry codes of conduct, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, our practices or the practices of third parties with which the Company does business. The costs of compliance with these laws, policies, legal obligations and codes may be significant and may increase in the future. Any failure or perceived failure by Liquid to comply with its privacy policies, its privacy-related obligations to consumers or other third parties, including under applicable security protocols, or its privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers to lose trust in the Company, which could have an adverse effect on its reputation and business, including its relationships with third parties with whom it does business. Additionally, if third parties Liquid works with, such as customers, vendors or developers, violate applicable laws or its policies, such violations may also put its customers’ information at risk and could in turn have an adverse effect on its business.

In addition, many jurisdictions have laws, including but not limited to the GDPR and CCPA, that require minimum information security standards that are often vaguely defined and may be difficult to implement, and that create potential significant liability for failure to meet those standards. Many jurisdictions also have laws requiring notification to individuals and certain regulators when there is a security breach involving personal information. The costs of compliance with these laws may be significant and may increase in the future, and any failure or perceived failure by us to comply with these laws may subject Liquid to significant liability. Responding to a security breach involving personal information often requires significant resources and costs, and could cause consumers to lose trust in the Company, which could have an adverse effect on its reputation and business, including our relationships with third parties with whom it does business.

Security Breaches

A breach, whether physical, electronic or otherwise, of the systems on which Liquid’s sensitive data are stored could lead to damage or piracy of its intellectual property. In addition, certain parties with whom the Company does business are given access to its sensitive and proprietary information in order to provide services and support its team, and certain third parties also license or otherwise provide Liquid with rights to use their intellectual property. These third parties or Liquid’s own employees may misappropriate its information or the third-party intellectual property used in its business and engage in unauthorized use of it. If the Company is subject to data security breaches, it may suffer a loss in sales, increased costs arising from the restoration or implementation of additional security measures, litigation or other legal action and reputational damage, which could materially and adversely affect its business, financial condition, results of operations, cash flow and prospects. Any theft and/or unauthorized use or publication of the Company’s or third parties’ intellectual property, including trade secrets, and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of its services and solutions and could adversely affect its relationships with third parties that may be critical to its future success. Liquid’s business could be subject to significant disruption, and it could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and also due to the expanding use of technology-based products and services by Liquid and consumers of its services and solutions. In the wake of COVID-19, these risks may be more likely to materialize and may be more severe if they occur, as the Company’s workforce as well as the workforces of the third parties with whom it has business relationships spend a significant amount of time working from home, where data networks may be less secure. The safeguards the Company has in place or may implement in the future may not prevent all unauthorized infiltrations or breaches, and it may suffer losses related to a security breach in the future, which losses may be material.

Retention of NASDAQ Listing

The listing of Liquid’s Common Shares on the Nasdaq Stock Market (“Nasdaq”) is contingent on its compliance with the Nasdaq’s conditions for continued listing. On March 1, 2022, the Company received notice from Nasdaq indicating that it was not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. Under the notice, Liquid is afforded 180 days, or until August 29, 2022, to regain compliance or it may be subject to delisting. In the event the Company’s Common Shares are no longer listed for trading on the Nasdaq, its trading volume and share price may decrease and it may experience difficulties in raising capital which could materially affect its operations and financial results. Further, delisting from the Nasdaq could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. Finally, delisting could make it harder for Liquid to raise capital and sell securities.

Loss of “Foreign Private Issuer” Status

In order to maintain Liquid’s current status as a foreign private issuer, if more than 50% of its outstanding voting securities are directly or indirectly owned by residents of the U.S., it must not have any of the following: (1) a majority of its executive officers or directors being U.S. citizens or residents, (2) more than 50% of its assets being located in the U.S., or (3) its business being principally administered in the U.S. If Liquid were to lose our foreign private issuer status:

●	it would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD, the Section 16 disclosure and short swing-profit rules and the requirement to file proxy solicitation materials on Schedule 14A or 14C in connection with meetings of its shareholders;

●	it would be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to it, such as Forms 20-F and 6-K;

●	it would be subject to additional restrictions on offers and sales of securities outside the U.S., including in Canada; and

●	it would lose the ability to rely upon certain exemptions from the Nasdaq corporate governance requirements that are available to foreign private issuers.

●	If the Company ceases to qualify as a foreign private issuer, its regulatory and compliance costs may increase significantly in order to comply with the requirements discussed above.

Characterization as a Passive Foreign Investment Company

If 75% or more of Liquid’s gross income in a taxable year, including its pro-rata share of the gross income of any company, U.S. or foreign, in which it is considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we it be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes. Alternatively, the Company will be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which it is considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Once treated as a PFIC for any taxable year, a foreign corporation will generally continue to be treated as a PFIC for all subsequent taxable years for any U.S. shareholder who owned shares of the foreign corporation when it was treated as a PFIC. If Liquid were to be a PFIC, and a U.S. shareholder does not make an election to treat it as a “qualified electing fund,” or “QEF,” or a “mark-to-market” election, “excess distributions” to such U.S. shareholder, and any gain recognized by such U.S. shareholder on a disposition of its common shares, would be taxed in an unfavorable way. Among other consequences, Company dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of Liquid common shares would be treated in the same way as excess distributions.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The tests for determining PFIC status are applied annually. Liquid has not determined if it is a PFIC for its current, prior and future taxable years. The Company’s PFIC status for any taxable year will depend on the composition of its income and assets and the value of its assets from time to time. If Liquid does become a PFIC, U.S. shareholders who hold common shares during any period when it is a PFIC will be subject to the foregoing rules, even if it ceases to be a PFIC, subject to exceptions for U.S. holders who made timely QEF or mark-to-market elections or certain other elections. Liquid does not currently intend to prepare or provide the information that would enable its common shareholders to make a QEF election.

If the Company does become a PFIC for its current taxable year or any future taxable year, in addition to U.S. holders of its common shares, a U.S. holder of its securities exercisable for or convertible into its common shares during any year in which it is a PFIC would be adversely affected under the foregoing rules even if the Company ceased to be a PFIC. Such U.S. holders should consult their own tax advisers concerning the potential application of the PFIC rules to their investment.

Dilution to Current Shareholders

In order to finance our operations, Liquid has raised funds through the issuance of common shares and securities convertible into common shares and may do so again in future. The Company cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into common shares, or the effect, if any, that future issuances and sales of its securities will have on the market price of its common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect the market price of Liquid’s common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, our investors will suffer dilution to their voting power.

Payment of Dividends

Liquid has never declared or paid any cash dividends on its common shares and do not intend to pay any cash dividends in the foreseeable future. The Company currently intends to retain any future earnings to fund the growth of its business. Any determination to pay dividends in the future will be at the discretion of Liquid’s board of directors and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant. As a result, capital appreciation, if any, of the Company’s common shares will be the sole source of gain for the foreseeable future. There is no guarantee that Liquid’s common shares will appreciate in value or even maintain the price at which a shareholder purchased such shareholder’s shares.

Enforcement of Judgements Against the Company

The Company is incorporated under the laws of British Columbia. Currently, all but one of its directors and officers are residents of Canada and some of their assets and operations are located outside of the U.S. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the U.S., including actions predicated upon the civil liability provisions of the U.S. federal securities laws. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., the Company and its insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. There is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or Company insiders predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against Liquid or its insiders predicated upon the U.S. federal and state securities laws. Therefore, Liquid shareholders in the U.S. may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and other similar legal complaints.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

DISCLOSURE OF CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The CFO, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the nine months ended August 31, 2022 and has concluded that the internal controls were effective.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance, that the objectives of the control system are met.

DISCLOSURE DATA FOR OUTSTANDING COMMON SHARES, OPTIONS, AND WARRANTS

Common Shares

The Company has authorized to issue 100,000,000 of commons shares without par value and the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000
20,000,000

Below is a summary of the common shares issued, stock options, share purchase warrants, and restricted share units issued and outstanding:

	August 31, 2022	Date of this Report

Common shares	19,313,340	19,313,340
Stock options	854,730	854,730
Agents’ warrants	26,667	26,667
Share purchase warrants	355,000	355,000

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock Options

The Company has issued incentive options to certain directors, officers, and consultants of the Company. As of the date of this report, the following options are outstanding and exercisable:

Number Outstanding and Exercisable	Exercise Price	Expiry Date
	$
157,995	$1.90	February 28, 2024
25,000	$1.90	January 8, 2025
25,000	$1.90	February 13, 2025
25,000	$1.90	March 10, 2025
25,000	$1.90	April 13, 2025
275,000	$1.90	July 23, 2025
321,735	$1.90	January 14, 2026
854,730

Warrants

A summary of the agents’ warrants outstanding as at the date of this report is as follows:

Agent’s Warrants Outstanding	Exercise Price	Expiry Date
	$
26,667	$1.88	June 4, 2025
26,667

A summary of the share purchase warrants outstanding as at the date of this report is as follows:

Share Purchase Warrants Outstanding	Exercise Price	Expiry Date
	$
355,000	$1.88	June 9, 2025
355,000

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

●	SEDAR at www.sedar.com;
●	the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended August 31, 2022 and 2021; and
●	the Company’s audited consolidated financial statements for the years ended November 30, 2021, 2020 and 2019.

This MD&A was approved by the Board of Directors of Liquid Media Group Ltd. effective October 17, 2022.

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